Exhibit (a)(5)(L)
THE HOME DEPOT COMPLETES SALE OF HD SUPPLY
Reaffirms Expiration Date of Tender Offer
ATLANTA, August 30, 2007 — The Home Depot ® , the world’s largest home improvement retailer, announced today that it has completed the sale of HD Supply. As announced earlier this week, the terms were as follows:
•	Purchase price of $8.5 billion

•	The Home Depot to own a 12.5% equity interest for $325 million

•	The Home Depot guaranteed a $1 billion senior secured loan of HD Supply
Tender Offer
As previously announced, The Home Depot’s modified “Dutch auction” tender offer to purchase up to 250 million shares at a price range of $37 to $42 per share will expire at 5 p.m. on Friday, August 31, 2007. The Company remains committed to its $22.5 billion recapitalization plan announced on June 19, 2007.
The Home Depot® is the world’s largest home improvement specialty retailer, with 2,206 retail stores in all 50 states, the District of Columbia, Puerto Rico, U.S. Virgin Islands, 10 Canadian provinces, Mexico and China. In fiscal 2006, The Home Depot had sales from continuing operations of $79.0 billion and earnings from continuing operations of $5.3 billion. The Company employs approximately 350,000 associates. The Home Depot’s stock is traded on the New York Stock Exchange (NYSE: HD) and is included in the Dow Jones industrial average and Standard & Poor’s 500 index. HDE
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This communication is for information purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of The Home Depot’s common stock. The Home Depot’s offer to buy shares of Home Depot common stock is being made only pursuant to the Offer to Purchase, dated July 10, 2007, as amended by the supplement to the Offer to Purchase and the related materials dated August 10, 2007, as may be further amended and supplemented from time to time. Shareholders should read these materials carefully because they contain important information. Shareholders may obtain copies of these and other documents filed with the SEC at the Commission’s Web site at www.sec.gov.
Certain statements contained herein, including any statements related to the recapitalization plan and the tender offer, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on currently available information and are based on our current expectations and projections about future events. These risks and uncertainties include, but are not limited to, economic conditions in North America and; the success of the recapitalization plan and the tender offer, as it may be supplemented and amended from time to time. Undue reliance should not be placed on such forward-looking statements as they speak only as of the date hereof, and we undertake no obligation to update these statements to reflect subsequent events or circumstances except as may be required by law. Additional information regarding other risks and uncertainties is contained in our periodic filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended January 28, 2007.

For more information, contact:
Financial Community	News Media
Diane Dayhoff	Paula Drake
Sr. Vice President — Investor Relations	Sr. Manager — Corporate Communications
(770) 384-2666	(941) 488-1289
diane_dayhoff@homedepot.com	paula_drake@homedepot.com